November 1, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Ultimate Franchise Systems, Inc. f/k/a JRECK Subs Group, Inc. File Ref. No. 0-23545

Dear SEC Representative:

We were previously the principal accountants for Ultimate Franchise Systems, Inc. f/k/a JRECK Subs Group, Inc. and, under the date of November 12, 1999, we reported on the consolidated financial statements of the company as of and for the nine months ended September 30, 1999. Our appointment as principal accountants was terminated. We have read the statements of Ultimate Franchise Systems, Inc. f/k/a JRECK Subs Group, Inc. included under Item 4 of its Form 8-K dated November 1, 2000 and agree with such statements.

Very truly yours,

/s/ Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants

PNC/lsl